# Cascade Cultures LLC

## Profit and Loss
### January - December 2020

|  | TOTAL |
|---|---|
| Income | |
|   Interest Earned | 6.40 |
|   Rent Share | 12,000.00 |
|   Sales | 3.00 |
|    Discounts given | -1,186.41 |
|    E-Commerce/Direct | 635.88 |
|    Events | 13.00 |
|    Farmers Markets | 4,943.98 |
|    Wholesale | 0.00 |
|     Direct | 34,500.92 |
|     Square Invoices | 7,998.42 |
|     UNFI | 35,239.41 |
|   **Total Wholesale** | **77,738.75** |
|  **Total Sales** | **82,148.20** |
| **Total Income** | **$94,154.60** |
| Cost of Goods Sold | |
|   Cost of Goods Sold | 0.00 |
|   Cost of Labeling/Packaging - COS | 2,000.20 |
|   Ingredients | 0.00 |
|    Local Culture (deleted) | 14.97 |
|    Super Belly | 17,214.72 |
|   **Total Ingredients** | **17,229.69** |
|   Shipping | 8.34 |
|    Backhauling/Delivery | 1,730.00 |
|    Direct Shipping/E-commerce | 293.27 |
|   **Total Shipping** | **2,031.61** |
|   Supplies | 4,750.10 |
|    Glass | 5,432.91 |
|    Labels | 2,878.79 |
|    Packing Materials | 984.61 |
|    Plastic | 133.13 |
|   **Total Supplies** | **14,179.54** |
|  **Total Cost of Goods Sold** | **35,441.04** |
| **Total Cost of Goods Sold** | **$35,441.04** |
| GROSS PROFIT | **$58,713.56** |
| Expenses | |
|   Automobile | 200.98 |
|   Bank Charges & Fees | 0.00 |
|   Depreciation Expense | 23,849.00 |
|   Equipment Repair & Maintenance | 304.70 |

# Cascade Cultures LLC

## Profit and Loss

January - December 2020

| | TOTAL |
|---|---|
| Facilities | 0.00 |
| Insurance | 1,084.00 |
| Rent & Lease | 13,200.00 |
| Repairs & Maintenance | 2,478.95 |
| Utilities | 7,691.62 |
| **Total Facilities** | **24,454.57** |
| General Admin | 0.00 |
| Legal & Professional Services | 4,637.50 |
| Office Supplies & Software | 393.75 |
| Taxes & Licenses | 797.30 |
| **Total General Admin** | **5,828.55** |
| Interest Paid | 0.00 |
| Marketing & Sales | 0.00 |
| Affiliate | 47.50 |
| Facebook Advertising | 37.30 |
| Farmers Markets | 2,199.35 |
| Marketing | 425.88 |
| Photography | 544.89 |
| Sales | 2,318.54 |
| Travel | 13.00 |
| Meals & Entertainment | 81.17 |
| **Total Travel** | **94.17** |
| Web | 658.67 |
| **Total Marketing & Sales** | **6,326.30** |
| Office Supplies & Software | 254.65 |
| Professional Development | 1.00 |
| **Total Expenses** | **$61,219.75** |
| NET OPERATING INCOME | **$ -2,506.19** |
| Other Income | |
| CC Redemption | 717.61 |
| **Total Other Income** | **$717.61** |
| Other Expenses | |
| Reconciliation Discrepancies | 129.00 |
| **Total Other Expenses** | **$129.00** |
| NET OTHER INCOME | **$588.61** |
| NET INCOME | **$ -1,917.58** |